UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Invacare Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46124A101

(CUSIP Number)

Quang Minh Pham

Endurant Capital Management, LP

66 Bovet Road, Suite 353

San Mateo, CA 94402

(650) 539-5905

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46124A101

1.	NAMES OF REPORTING PERSONS Endurant Capital Management, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 41,150,068 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 41,150,068 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,150,068 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.85% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1)

Includes 38,163,540 shares of common stock, par value $0.001 per share (the “Common Stock”), of Invacare Holdings Corporation (the “Issuer”) that may be issued upon conversion of the 2,431,075 shares of the Issuer’s 9.00% Series A Convertible Participating Preferred Stock (the “Convertible Preferred Stock”) beneficially owned by the Reporting Person. As of March 15, 2024, the most recent quarterly dividend date, the Convertible Preferred Stock conversion ratio was adjusted to 15.698216:1 to reflect an accruing payment-in-kind dividend at 9.00% per annum.

(2)

Calculated based on 61,557,793 shares of Common Stock, consisting of (i) 20,407,725 shares of Common Stock outstanding as of April 8, 2024, as represented by the Issuer in the Master Equity Agreement (as defined below and filed as an exhibit hereto) and (ii) 38,163,540 shares of Common Stock issuable upon conversion of the Reporting Person’s holdings of Convertible Preferred Stock.

SCHEDULE 13D

CUSIP No. 46124A101

1.	NAMES OF REPORTING PERSONS Quang Minh Pham
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 41,150,068 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 41,150,068 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,150,068 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.85% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

(1)

Includes 38,163,540 shares of Common Stock of the Issuer that may be issued upon conversion of the 2,431,075 shares of the Convertible Preferred Stock beneficially owned by the Reporting Person. As of March 15, 2024, the most recent quarterly dividend date, the Convertible Preferred Stock conversion ratio was adjusted to 15.698216:1 to reflect an accruing payment-in-kind dividend at 9.00% per annum.

(2)

Calculated based on 61,557,793 shares of Common Stock, consisting of (i) 20,407,725 shares of Common Stock outstanding as of April 8, 2024, as represented by the Issuer in the Master Equity Agreement and (ii) 38,163,540 shares of Common Stock issuable upon conversion of the Reporting Person’s holdings of Convertible Preferred Stock.

SCHEDULE 13D

CUSIP No. 46124A101

1.	NAMES OF REPORTING PERSONS PM Manager Fund, SPC-Segregated Portfolio 33
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 32,608,166 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 32,608,166 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,608,166 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.51% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Includes 30,234,732 shares of Common Stock of the Issuer that may be issued upon conversion of the 1,925,998 shares of the Convertible Preferred Stock beneficially owned by the Reporting Person. As of March 15, 2023, the most recent quarterly dividend date, the Convertible Preferred Stock conversion ratio was adjusted to 15.698216:1 to reflect an accruing payment-in-kind dividend at 9.00% per annum.

(2)

Calculated based on 53,015,891 shares of Common Stock, consisting of (i) 20,407,725 shares of Common Stock outstanding as of April 8, 2024, as represented by the Issuer in the Master Equity Agreement and (ii) 30,234,732 shares of Common Stock issuable upon conversion of the Reporting Person’s holdings of Convertible Preferred Stock.

Explanatory Note

This Amendment No. 2 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2023, as amended by Amendment No. 1 on September 8, 2023 (as amended by this Schedule 13D Amendment, the “Schedule 13D”), is being filed jointly by (i) Endurant Capital Management, LP, a Delaware limited partnership (“Endurant”), (ii) Quang Minh Pham and (iii) PM Manager Fund, SPC-Segregated Portfolio 33, a Cayman Islands corporation (“SP33,” and together with Endurant and Mr. Pham, the “Reporting Persons”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Invacare Holdings Corporation, a Delaware corporation (the “Issuer”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Schedule 13D Amendment is hereby incorporated by reference.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

Certain of the Reporting Persons and/or their affiliates are parties to that Loan and Security Agreement, dated as of May 5, 2023, among Invacare Holdings Corporation, Invacare Corporation, the other borrowers and guarantors party thereto, the lenders party thereto, and White Oak Commercial Finance, LLC, as Administrative and Collateral Agent, as amended by the First Amendment to Loan and Security Agreement, dated as of February 26, 2024 (the “First Amendment”), the Second Amendment to Loan and Security Agreement, dated as of March 13, 2024 (the “Second Amendment”), and the Third Amendment to Loan and Security Agreement, dated as of April 8, 2024 (the “Third Amendment; as so amended, the “Loan Agreement”). On April 8, 2024, the Reporting Persons entered into the Third Amendment, and in connection therewith made additional advances in the aggregate of $5,726,000 to the Issuer under the Loan Agreement from their working capital.

Upon the execution of the Third Amendment, the Issuer entered into the Equity Agreements (as defined and described in Item 6 of this Schedule 13D Amendment) with the Reporting Persons (or their affiliates) and the other lenders (or their affiliates) party to the Third Amendment, which contemplate certain additional transactions regarding the equity of the Issuer and its subsidiaries, subject to the conditions set forth in those Agreements. The information set forth in Item 6 of the Schedule 13D is hereby incorporated by reference.

On April 8, 2024, the Reporting Persons, together with the named stockholders listed in Item 5 below (the “Named Stockholders”), representing more than a majority of the voting power of the Issuer’s issued and outstanding Series A Preferred Stock, acted by written consent in lieu of a special meeting of Series A Preferred Stockholders, among other things, (i) to amend the Issuer’s Certificate of Designations for the Convertible Preferred Stock and (ii) to the approve the Issuer actions required to effect the transactions contemplated by the Equity Agreements, including to further amend the Issuer’s Certificate of Designations for the Convertible Preferred Stock and to adopt Certificate of Designations for a new Issuer Series B Preferred Stock, effective upon the closing of the transactions contemplated by the Equity Agreements, if and when those transactions shall occur.

The Reporting Persons have and continue to engage in discussions with the Issuer’s management, Board and other stockholders with respect to the matters previously set forth in the Schedule 13D and may in the future take actions with respect to their investment in the Issuer with respect thereto. Without limiting the foregoing, the Reporting Persons have had discussions with the Named Stockholders, and together with the Named Stockholders, are in discussions with the Issuer’s management and the Board to effect the transactions contemplated by the Equity Agreements.

The foregoing is not intended to limit the matters previously disclosed in Item 4 of the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated by the following:

The information set forth in Item 6 of the Schedule 13D is hereby incorporated by reference.

(a)–(b) The information contained in lines 7 to 11 and 13 of the cover pages of this Schedule 13D Amendment is incorporated herein by reference.

The shares of Common Stock reported herein are held by private investment funds and separately managed accounts (the “Endurant Entities”) for which Endurant serves as the investment manager. Quang Minh Pham serves as the managing member of Endurant. By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Common Stock owned directly by the Endurant Entities. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Common Stock for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Common Stock reported herein except to the extent of the Reporting Person’s pecuniary interest therein.

(c) There have been no transactions effected by the Reporting Persons during the past 60 days with respect to the Common Stock.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported herein.

(e) Not applicable.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Common Stock except to the extent of his or her or its pecuniary interest therein.

In addition to the foregoing “group,” as a result of the Reporting Persons’ involvement in the actions described in Item 4 of this Schedule 13D Amendment, the Reporting Persons may be deemed to be member of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Such “group” may constitute one or more of the following entities (including funds and accounts managed by each entity):

Name	Number of Shares of Common Stock(1)		% Ownership(2),(3)
DG Capital Management, LLC	28,422,638	(4)	66.9%
Davidson Kempner Capital Management LP	2,122,386	(5)	10.4%
Endurant Capital Management LP	41,150,068	(6)	70.3%
Silverback Asset Management LLC	18,384,704	(7)	53.4%
Tenor Capital Management Co. L.P.	14,371,716	(8)	45.5%
Total	104,451,512		98.3%

(1)	Per each entity’s SEC filings.
(2)

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person possesses sole or shared voting or investment power over that security or the right to acquire such power within 60 days. Shares of Common Stock underlying shares of Convertible Preferred Stock that are currently convertible, or are convertible within 60 days of December 15, 2023, are deemed outstanding solely for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)

Calculated based on 20,407,725 shares of Common Stock outstanding as of April 8, 2024, as represented by the Issuer in the Master Equity Agreement, plus the shares of Common Stock issuable upon conversion of the entity’s holdings of Convertible Preferred Stock.

(4)	Includes 6,319,518 shares of Common Stock and 22,103,120 shares of Common Stock issuable upon conversion of 1,408,002 shares of Convertible Preferred Stock.
(5)

Includes 2,122,386 shares of Common Stock and no shares of Common Stock issuable upon conversion of 472,865 shares of Convertible Preferred Stock beneficially owned by Davidson Kempner Capital Management LP. The terms of a letter agreement entered into by Davidson Kempner Capital Management LP with the Company, precludes such person from converting any Convertible Preferred Stock beneficially owned by it into Common Stock in excess of 9.99% of the number of Common Stock outstanding immediately after giving effect to such conversion.

(6)	See the cover pages to this Schedule 13D Amendment.
(7)	Includes 4,052,547 shares of Common Stock and 14,332,157 shares of Common Stock issuable upon conversion of 912,980 shares of Convertible Preferred Stock.
(8)	Includes 3,167,931 shares of Common Stock and 11,203,785 shares of Common Stock issuable upon conversion of 713,698 shares of Convertible Preferred Stock.

The “group” may be deemed to have acquired beneficial ownership of all the shares beneficially owned by each member of the “group.” As such, the “group” may be deemed to beneficially own in the aggregate 59,105,197 shares of Common Stock. The entities listed in the table in this Item 5 other than the Reporting Persons herein have been notified that such entities, and the funds and accounts managed by each entity, may beneficially own certain Common Stock and need to file separate beneficial ownership reports with the SEC related thereto. Neither the filing of this Schedule 13D Amendment nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any of the Common Stock beneficially owned in the aggregate by other members of the “group” for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 4 of this Schedule 13D Amendment is hereby incorporated by reference.

In connection with and pursuant to the Third Amendment, on April 8, 2024, the Company entered into (i) a Master Equity Agreement (the “Master Equity Agreement”), by and among the Company, Intermediate Holdings, Invacare Corporation, the Reporting Persons (or their affiliates) and the other lenders (or their affiliates) party to the Third Amendment (the “Equity Transactions Parties”), which provides that certain equity transactions will occur upon the CF Transition Date and (ii) an Exchange Agreement (the “Exchange Agreement”), by and among the Equity Transactions Parties, which agreement is effective upon the CF Transition Date (together with the Master Equity Agreement, the “Equity Agreements”).

The CF Transition Date is the business day after the earliest date that: (a) the obligations under the Issuer’s term loan and convertible notes are paid in full; or (b) the covenants in the term loan documents or the convertible notes documents applicable to the transactions contemplated by the Master Equity Agreement are either (i) no longer applicable to prohibit the transactions; or (ii) waived or modified by the requisite creditors under the Issuer’s term loan and requisite holders under the convertible notes.

The description of the Master Equity Agreement that is set forth under Item 1.01 of the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on April 10, 2024 (the “Form 8-K”) and the full text of the Master Equity Agreement provided as Exhibit 10.2 to the Form 8-K are hereby incorporated by reference.

The description of the Exchange Agreement that is set forth under Item 1.01 of the Form 8-K and the full text of the Exchange Agreement provided as Exhibit 10.3 to the Form 8-K are hereby incorporated by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

3	Third Amendment to Loan and Security Agreement, dated April 8, 2024 (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K dated April 10, 2024).

4	Master Equity Agreement, dated April 8, 2024 (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K dated April 10, 2024).

5	Exchange Agreement, dated April 8, 2024 (incorporated by reference to Exhibit 10.3 of the Issuer’s Form 8-K dated April 10, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2024

ENDURANT CAPITAL MANAGEMENT, LP

By:	/s/ Quang Minh Pham
Name:	Quang Minh Pham
Title:	Managing Member

QUANG MINH PHAM

/s/ Quang Minh Pham

PM MANAGER FUND, SPC-SEGREGATED PORTFOLIO 33

By:	/s/ Vincent Cutello
Name:	Vincent Cutello
Title:	Authorized Signatory